RUSKIN MOSCOU FALTISCHEK, P.C.
                               1425 RexCorp Plaza
                             East Tower, 15th Floor
                               Uniondale, NY 11556





                                            April 26, 2007


H. Christopher Owings
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
Washington, DC 20549

         Re:      Harvey Electronics, Inc.
                  Registration Statement on Form Form S-3
                  Filed March 9, 2007
                  File No. 333-141187

                  Form 10-Q for Fiscal Quarter Ended January 27, 2007 Filed March 19, 2007 File No. 1-04626
                  ---------------------------------------------------

Dear Mr. Owings:

     This letter is in response to the letter (the "SEC Letter") dated April 6, 2007 from the Securities and Exchange Commission concerning the above referenced filing. Paragraph numbers in this letter correspond to the paragraph numbers in the SEC Letter.

Registration Statement of Form S-3
----------------------------------

General
-------

     1. Comment. Please include page numbers throughout the prospectus. In this regard, we note that the table of contents refers to page numbers.

     Answer: Annexed please find a copy of the amended prospectus which includes page numbers.

Calculation of Registration Fee
-------------------------------

     2. Comment. We note your reference to the Amended and Restated Registration Rights Agreement, dated November 10, 2006, by and among you and the selling shareholder. Please disclose the material terms of this agreement in an appropriate section of the prospectus, as your Form 10-K does not appear to discuss the fact that you are expected to register at least 130% of the common stock underlying the Series B Preferred Stock and Warrants, with a cap of 30% every six months. Further, please incorporate the Amended and Restated Registration Rights Agreement as an exhibit to this Form S-3.

     Answer: We have added a brief summary of the Amended and Restated Registration Rights Agreement to the Item of the Registration Statement regarding the Selling Stockholders. The Amended and Restated Registration Rights Agreement is attached as an exhibit to the Company's first amendment to Form S-3 (the "Amended S-3").

     3. Comment. We note that you are registering only 30% of the total required to be registered under the Amended and Restated Registration Rights Agreement. Because this is significantly less than the maximum amount that could be issuable, please advise us as to how this amount constitutes a reasonable good faith estimate of the maximum amount needed. In this regard, refer to the Securities Act Rules interpretation found at B.77 of the Publicly Available Telephone Interpretations at www.sec.gov.

     Answer: The Company believes this is a good faith estimate as it represents the maximum amount of securities which the Company is required to register at this time pursuant to the Amended and Restated Registration Rights Agreement. To the extent the Amended and Restated Registration Rights Agreement requires the Company to register additional securities, the Company will file additional Registration Statements in the future.

Incorporation of Certain Information by Reference
-------------------------------------------------

     4. Comment. We note that you have recently filed your Form 10-Q for the period ended January 27, 2007. Please ensure that you update your registration statement to incorporate this Form 10-Q by reference.

     Answer: The Company has incorporated the Form 10-Q for the period ended January 27, 2007 in the Amended S-3.

Selling Stockholders
--------------------

     5. Comment. We note that some of the selling shareholders are non-natural persons. Please disclose the natural persons who exercise sole or shared voting or investment power over the entity. If any of the entities listed are public entities, majority-owned subsidiaries of public entities or registered investment companies, please disclose this by way of footnote.

     Answer: We have disclosed in the Amended S-3 the natural persons who exercise sole or shared voting or investment power over non-natural Selling Stockholders.


Part II
-------

Undertakings
------------

     6. Comment. Please revise to include the undertaking in Item 512(a)(5)(ii) of Regulation S-K.

     Answer:  We  have  included  the  undertaking  in  Item   512(a)(5)(ii)  of
Regulation S-K in the Amended S-3.


Legality Opinion
----------------

     7. Comment. We note that the legality opinion is only valid "as of the date hereof," or March 9, 2007. Please note that the legality opinion should be valid as of the effectiveness date of the registration statement. Further, we note your disclosure that the opinion is "[i]ntended solely for the benefit of the Company, and may not be relied upon for any other purpose or by the other person or entity..." Please note that the investors in the offering should be able to rely on the legality opinion. Please revise the legality opinion accordingly.

     Answer: We have attached a revised legality opinion as Exhibit 5.1 to the Amended S-3.

Form 10-Q for Fiscal Quarter Ended January 27, 2007
---------------------------------------------------

Exhibits 31.1 and 31.2
----------------------

     8. Comment. Please note that the exact wording of the certification provided in Item 601(b)(31) of Regulation S-K is required. For example, in paragraph 4(c), the term "third" should be replaced with "most recent." Further, we note that you have omitted the parenthetical language in paragraphs 4(d) and 5 of Item 601(b)(31) of Regulation S-K. Please confirm that in future filings, your 302 certifications will use the exact wording of the certification provided in Item 601(b)(31) of Regulation S-K.

     Answer: We do hereby confirm that in future filings, our Section 302 certifications will use the exact wording of the certification provided in Item 601(b)(31) of Regulation S-K.

     9. Comment. We note that you have included the title of the certifying individuals at the beginning of the 302 certifications. Please confirm that in future filings, you will delete the title of the certifying individual in the 302 certifications.

     Answer: We do hereby confirm that in future filings, we will delete the title of the certifying individual in the Section 302 certifications.


                                      Very truly yours,


                                      /s/Seth I. Rubin
                                      ---------------------------
                                      SETH I. RUBIN
                                      For the Firm